FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated March 21, 2013 of Diana Containerships Inc. (the "Company") announcing the date for the Company's 2013 Annual Meeting of Shareholders and deadline for submitting shareholder proposals.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: March 22, 2013	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
Director and President

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES
DATE FOR ITS 2013 ANNUAL MEETING OF SHAREHOLDERS
AND DEADLINE FOR SUBMITTING SHAREHOLDER PROPOSALS

ATHENS, GREECE, March 21, 2013 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in owning and operating containerships, announced today that its Board of Directors (the "Board") has scheduled the Company's Annual Meeting of Shareholders (the "Meeting") for May 15, 2013.  The Board has set a record date for the Meeting of April 1, 2013.  Since the Meeting will occur more than 30 days prior to the anniversary of the Company's prior Annual Meeting of Shareholders held on July 30, 2012, the Board has set a new deadline for the receipt of shareholder proposals a reasonable time before the Company will begin to print and send its proxy materials.  For business to be properly brought before the Meeting by any shareholder, and for a nomination of directors to be made by a shareholder, notice must be received by the Company in proper written form, in accordance with the Company's Amended and Restated Bylaws, no later than April 4, 2013.

About the Company

Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

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